Filed Pursuant to Rule 433

Registration No. 333-150669-01

Pricing Term Sheet

October 22, 2009

Black Hills Power, Inc.

$180,000,000
First Mortgage Bonds, 6.125% Series AF due November 1, 2039

The following information supplements the Preliminary Prospectus Supplement dated October 22, 2009, filed pursuant to Rule 424, Registration Statement No. 333-150669-01.

Issuer:	Black Hills Power, Inc.

Title of securities:	First Mortgage Bonds, 6.125% Series AF due 2039

Ratings:	A3; BBB; A-(1)

Aggregate principal amount offered:	$180,000,000 principal amount

Maturity:	November 1, 2039

Interest payment dates:	May 1 and November 1 of each year, commencing May 1, 2010

Record dates:	April 15 and October 15 of each year

Principal amount per note:	$100,000 x $1,000

Benchmark:	UST 4.25% due 5/2039

Benchmark Price	99-29+

Benchmark yield:	4.255%

Reoffer Spread	+187.5 bps

Reoffer Yield	6.130%

Coupon	6.125% per annum

Price to public:	99.931% of principal amount

Gross proceeds:	$179,875,800

Underwriters’ discount:	0.875%

Net proceeds, after underwriters’ discount, to issuer:	$178,300,800

Optional redemption:	Callable at any time at the greater of i) the price equal to the principal amount plus accrued and unpaid interest and ii) the Treasury Rate plus 25 bps.

(1)   These securities ratings have been provided by Moody’s, S&P and Fitch.  These ratings are not a recommendation to buy, sell or hold these securities.  Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

Joint Book-Running Managers:	RBC Capital Markets Corporation RBS Securities Inc. Scotia Capital (USA) Inc.

Senior Co-Managers:	BMO Capital Markets Corp. Mitsubishi UFJ Securities (USA), Inc.

Co-Managers:	The Williams Capital Group, L.P. U.S. Bancorp Investments, Inc.

Trade date:	October 22, 2009

Settlement date (T+3):	October 27, 2009

CUSIP:	092114 AB3

ISIN:	US092114AB31

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling RBC Capital Markets Corporation toll free at 1-866-375-6829, RBS Securities Inc. toll free at 1-866-884-2071 or Scotia Capital (USA) Inc. toll free at 1-800-372-3930.